UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28986 / October 29, 2009

_____

In the Matter of   :
                                                                          :
Morgan Stanley Investment Management Inc.   :
Morgan Stanley Investment Advisors Inc.   :
Van Kampen Asset Management   :
Morgan Stanley & Co. Incorporated   :
Morgan Stanley Balanced Fund   :
Morgan Stanley U.S. Government Money Market Trust   :
Morgan Stanley Dividend Growth Securities Inc.   :
Morgan Stanley Natural Resource Development Securities Inc.   :
Morgan Stanley Special Growth Fund   :
Morgan Stanley Global Dividend Growth Securities   :
Morgan Stanley Limited Term Municipal Trust   :
Morgan Stanley Technology Fund   :
Morgan Stanley Small-Mid Special Value Fund   :
Morgan Stanley Global Advantage Fund   :
Morgan Stanley Limited Duration U.S. Government Trust   :
Active Assets California Tax-Free Trust   :
Active Assets Government Securities Trust   :
Active Assets Institutional Government Securities Trust   :
Active Assets Institutional Money Trust   :
Active Assets Money Trust   :
Active Assets Tax-Free Trust   :
Morgan Stanley Equally-Weighted S&P 500 Fund   :
Morgan Stanley Series Funds   :
Morgan Stanley Health Sciences Trust   :
Morgan Stanley Special Value Fund   :
Morgan Stanley Strategist Fund   :
Morgan Stanley High Yield Securities Inc.   :
Morgan Stanley International Value Equity Fund   :
Morgan Stanley Liquid Asset Fund Inc.   :
Morgan Stanley Mid-Cap Value Fund   :
Morgan Stanley S&P 500 Index Fund   :
Morgan Stanley Convertible Securities Trust   :
Morgan Stanley Fundamental Value Fund   :
Morgan Stanley Mid Cap Growth Fund   :
Morgan Stanley Prime Income Trust   :
Morgan Stanley Value Fund   :
Morgan Stanley European Equity Fund Inc.   :

Morgan Stanley Flexible Income Trust   :
Morgan Stanley International Fund   :
Morgan Stanley Mortgage Securities Trust   :
Morgan Stanley Pacific Growth Fund Inc.   :
Morgan Stanley Capital Opportunities Trust   :
Morgan Stanley Real Estate Fund   :
Morgan Stanley California Tax-Free Daily Income Trust   :
Morgan Stanley California Tax-Free Income Fund   :
Morgan Stanley Focus Growth Fund   :
Morgan Stanley FX Series Funds   :
Morgan Stanley New York Municipal Money Market Trust   :
Morgan Stanley New York Tax-Free Income Fund   :
Morgan Stanley Select Dimensions Investment Series   :
Morgan Stanley Tax-Exempt Securities Trust   :
Morgan Stanley Tax-Free Daily Income Trust   :
Morgan Stanley U.S. Government Securities Trust   :
Morgan Stanley Global Infrastructure Fund   :
Morgan Stanley Variable Investment Series   :
Morgan Stanley Municipal Income Opportunities Trust II   :
Morgan Stanley Municipal Income Opportunities Trust III   :
Morgan Stanley Municipal Income Opportunities Trust   :
Morgan Stanley Municipal Premium Income Trust   :
Morgan Stanley Income Securities Inc.   :
Morgan Stanley California Insured Municipal Income Trust   :
Morgan Stanley California Quality Municipal Securities   :
Morgan Stanley Insured California Municipal Securities   :
Morgan Stanley Insured Municipal Bond Trust   :
Morgan Stanley Insured Municipal Income Trust   :
Morgan Stanley Insured Municipal Securities   :
Morgan Stanley Insured Municipal Trust   :
Morgan Stanley New York Quality Municipal Securities   :
Morgan Stanley Quality Municipal Income Trust   :
Morgan Stanley Quality Municipal Investment Trust   :
Morgan Stanley Quality Municipal Securities   :
Morgan Stanley Institutional Fund Trust   :
Morgan Stanley Institutional Liquidity Funds   :
Morgan Stanley Institutional Fund, Inc.   :
The Universal Institutional Funds, Inc.   :
Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.   :
The Turkish Investment Fund, Inc.   :
Morgan Stanley Asia-Pacific Fund, Inc.   :
Morgan Stanley China "A" Share Fund, Inc.   :
Morgan Stanley Eastern Europe Fund, Inc.   :
Morgan Stanley Emerging Markets Debt Fund, Inc.   :
Morgan Stanley Emerging Markets Fund, Inc.   :
Morgan Stanley Global Opportunity Bond Fund, Inc.   :

Morgan Stanley High Yield Fund, Inc.   :
Morgan Stanley India Investment Fund, Inc.   :
Morgan Stanley Frontier Emerging Markets Fund, Inc.   :
The Latin American Discovery Fund, Inc.   :
The Malaysia Fund, Inc.   :
The Thai Fund, Inc.   :
Van Kampen Equity Trust   :
Van Kampen Money Market Fund   :
Van Kampen Capital Growth Fund   :
Van Kampen Tax Free Money Fund   :
Van Kampen Series Fund, Inc.   :
Van Kampen Senior Loan Fund   :
Van Kampen Corporate Bond Fund   :
Van Kampen Equity Trust II   :
Van Kampen High Yield Fund   :
Van Kampen Trust   :
Van Kampen Partners Trust   :
Van Kampen Retirement Strategy Trust   :
Van Kampen Government Securities Fund   :
Van Kampen Pennsylvania Tax Free Income Fund   :
Van Kampen Tax Free Trust   :
Van Kampen Trust II   :
Van Kampen Growth and Income Fund   :
Van Kampen Tax-Exempt Trust   :
Van Kampen Comstock Fund   :
Van Kampen Enterprise Fund   :
Van Kampen Equity and Income Fund   :
Van Kampen Exchange Fund   :
Van Kampen Harbor Fund   :
Van Kampen Life Investment Trust   :
Van Kampen Limited Duration Fund   :
Van Kampen Real Estate Securities Fund   :
Van Kampen U.S. Government Trust   :
Van Kampen Senior Income Trust   :
Van Kampen Advantage Municipal Income Trust II   :
Van Kampen California Value Municipal Income Trust   :
Van Kampen Dynamic Credit Opportunities Fund   :
Van Kampen Massachusetts Value Municipal Income Trust   :
Van Kampen Municipal Opportunity Trust   :
Van Kampen Municipal Trust   :
Van Kampen Ohio Quality Municipal Trust   :
Van Kampen Pennsylvania Value Municipal Income Trust   :
Van Kampen Select Sector Municipal Trust   :
Van Kampen Trust for Insured Municipals   :
Van Kampen Trust for Investment Grade Municipals   :
Van Kampen Trust for Investment Grade New Jersey Municipals   :

Van Kampen Trust for Investment Grade New York Municipals   :
Van Kampen Bond Fund   :
Van Kampen High Income Trust II   :
Citigroup Alternative Investments LLC   :
Citigroup Global Markets Inc.   :
Citigroup Global Markets Limited   :
Citigroup Financial Products, Inc.   :
Citibank, N.A.   :
Citibank Canada   :
Citibank International plc   :
LMP Corporate Loan Fund Inc.   :
    :
c/o Stefanie V. Chang Yu, Esq.   :
Morgan Stanley Investment Management Inc.   :
522 Fifth Avenue   :
New York, New York 10036   :
    :
c/o Marianna Maffucci   :
Citigroup Global Markets Inc.   :
388 Greenwich Street, 17th Floor   :
New York, New York 10013   :
    :
(812-13656)   :
    :

ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940 AND PURSUANT TO SECTION 17(d) OF THE ACT AND
RULE 17d-1 UNDER THE ACT

Morgan Stanley Investment Management Inc., et al. filed an application on May 4, 2009,
and amendments to the application on June 16, 2009, August 10, 2009, and October 9,
2009. Applicants requested an order pursuant to sections 6(c) and 17(b) of the
Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the
Act and pursuant to section 17(d) of the Act and rule 17d-1 under the Act permitting
certain joint arrangements. The order would permit (1) registered investment companies
for which certain affiliates of Morgan Stanley act as an adviser to engage in certain
securities transactions with certain affiliates of Citigroup Inc. ("Citigroup") and (2)
registered investment companies for which certain affiliates of Citigroup act as an adviser
to engage in certain securities transactions with certain affiliates of Morgan Stanley.

On October 6, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28941). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing should be ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed transactions is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Morgan Stanley Investment Management Inc., et al. (File No. 812-13656),

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary